UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  _______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-38262
 _______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 13, 2023	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

 4Q22-Results  Conference Call

 Disclaimer and Forward-Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions.   The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors.   You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.  Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.  The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.  Note: Loma Negra’s financial information has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.  1

 Cement business continues to deliver strong results in the quarter with demand reaching all time highs for the year.   As reported results  Net revenues reached Ps. 36.8 billion, down 2.0% (US$ 215 million; +15.1%)  Adjusted EBITDA up 5.4% to Ps. 13.2 billion (US$ 91 million; +42.7%)  Net Profit of Ps. 7.5 billion  Consolidated Adjusted EBITDA margin reached 35.8%, expanding 252 bps YoY  FY21 EBITDA of US$ 289 million and margin of 29.9%  Solid balance sheet with Net Debt to LTM Adj. EBITDA ratio of 0.37x  Returning value to our shareholders.  Dividends distribution for Ps. 15,450 million (US$ 126 million) in FY22  Share repurchase for Ps. 1,263 million (US$ 10 million) in FY22  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.  2  SOLID QUARTER LEADS TO RECORD YEAR

 ESG - Sustaintability Report  3

 Direct GHG emissions intensity   503.49 kg CO2/tn cement (-2.3% with YoY)   Clinker Factor  69%  Thermal energy intensity 3,37 GJ/tn Clinker (-3% YoY)  Electrical intensity 0,35 GJ/tn cement, (-3% YoY)  100% of employees trained on the Company's Integrity Program, reinforcing the commitment to ethics and transparency   Compliance Week: Dissemination of good practices and ethical decision-making   Impulsar Loma Program: 43 companies, customers and suppliers participated in an awareness day on ESG issues   Women in Concrete Program: First 12 women in Argentina trained to operate concrete mixer trucks.   40% of new employees in 2022 were women and we increased 50% of women on the payroll vs Dec 2021   We promote an inclusive purchasing plan to contribute to social organizations that work on the labor or productive inclusion of people with disabilities.   OUR COMMITMENT TO SUSTAINABILITY   E  S  G  4  Scan to access to our Sustainability Report 2022 for more detail information on this matters

 Macro & Industry context  Revenues and Volumes  5

2022 - THE INDUSTRY SETS A NEW DISPATCH RECORD

LOMA NEGRA a member of InterCement

GDP Growth[1] (YoY Growth, %)



-2.6
-2.1
-9.9
10.4
5.3
0.5
1.4
8.9
6.0
6.9
5.9
2018
2019
2020
2021
2022e
2023e
2024e
4Q21
1Q22
2Q22
3Q22

Construction Activity2 & Monthly Industry Cement Sales3 (YoY Growth, %)



ISAC
Cement Industry
7
16
2
8
9
10
20
24
7
14
5
9
7
12
5
9
-1
-1
-2
0
-11
-9
9
-5
Feb'22
Mar'22
Apr'22
May'22
Jun'22
Jul'22
Ago'22
Sep'22
Oct'22
Nov'22
Dic'22
Jan'23 4
Feb'23 4

Monthly Industry Cement Sales3 ('000 tons)



2019
2020
2021
2022
2023
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Industry Cement Sales by Type3 (%)



58%
42%
70%
30%
61%
39%
58%
42%
60%
40%
57%
44%
2019
2020
2021
2022
4Q21
4Q22
Bulk
Bags

(1) Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM)
(2) Source INDEC: Construction activity indicator, ISAC (Indicador Sintético de la Actividad) .
(3) Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales
(4) Jan and Feb' 22 : As of the date of this presentation, ISAC figures were not released

6

 Revenue Performance:  Cement, masonry & lime: decreased 4.8% YoY, with volumes almost flat, expanding 0.9% and a softer pricing dynamic  Concrete: up 29.4% YoY. Volumes up 17.5% coupled with good pricing performance  Railroad: decreased 5.5% YoY. Volumes down by 3.2%, with pricing performance affected by product mix  Aggregates: increased 44.5% YoY. Volume maintain positive trend, up 30.1% with positive pricing performance   Sales volumes include inter-segment sales  Sales revenues include inter-segment sales and Other segments  7  Sales Volumes (1)  Revenues (AR$ million) (2)  Total Net Revenues  36,763  37,512  -2.0%        4Q22  4Q21  % Chg.     Cement, masonry & lime  MM Tn  1.69  1.68  0.9%  Concrete  MM m3  0.15  0.13  17.5%  Railroad  MM Tn  1.09  1.13  -3.2%  Aggregates  MM Tn  0.33  0.25  30.1%     4Q22  4Q21  % Chg.     32,354  33,995   -4.8%  3,427  2,649   29.4%  2,870  3,038  -5.5%  1,039  719  44.5%     2022  2021  % Chg.     128,244  128,418   -0.1%  12,266  10,372   18.3%  11,684  11,648   0.3%  3,617  2,158  67.6%     145,133  143,501  1.1%  2022  2021  % Chg.  6.72  6.13  9.7%  0.58  0.52  11.0%  4.54  4.33  4.8%  1.24  0.84  48.1%  CEMENT VOLUMES SETTING NEW RECORD FOR THE FY22  REVENUE DOWN 2% FOR THE QUARTER

 Business Performance  8

 Consolidated gross profit declines 24.9% YoY, with gross margin contracting 810 bps to 26.5% mainly affected by price dynamics, higher costs related to higher thermal energy inputs, an increase in maintenance costs and a higher inflation scenario partially compensated with a decrease in electrical energy inputs.  Compression in Cement and Concrete margins partially offset by an improvement in Aggregates for the quarter.   SG&A decreased by 13.8% YoY, reaching 8.7% as % of sales decreasing 119 bps YoY  9  Gross Profit & Margin  Selling, General & Administrative  As a % of Sales  AR$ Million  AR$ Million  Gross Margin  26.5%  34.6%  31.6%  27.0%  -24.9%  -13.6%  8.6%  9.9%  8.6%  8.7%  +1.5%  -13.8%  GROSS PROFIT DECLINES  TIGHTER MARGINS ON 4Q22 AND FOR FY22

ROBUST QUARTER LEADS TO RECORD EBITDA GENERATION FOR 2022

- **Consolidated Adjusted EBITDA of US$ 91 million** in 4Q22, up 5.4% when measured in Ps. Operational result boosted by the sale of a non-strategic property for US$ 19 million.
- For FY22, **EBITDA** stood at US$ 289 million, down 3.8% when measured in Ps.
- **Consolidated Adjusted EBITDA Margin** for the quarter reached 35.8%, up 252 bps YoY. Property sale effect accounted for 913bps
- **By segments**
  - **Cement, masonry cement and lime segment** Adjusted EBITDA margin stood at 39.1%, expanding 170 bps YoY. Excluding the property sale, margin would have stood at 28.7% primarily due to lower price performance and higher thermal energy inputs
  - **Concrete** Adjusted EBITDA contracted 334 bps reaching 2.7% from 6.1% in 4Q21
  - **Railroad** Adjusted EBITDA margin expanded 1,794 bps YoY to 5.1% mainly explained by a recognition of an allowance for doubtful receivables that impacted the result in 4Q21
  - **Aggregates** Adjusted EBITDA margin surged 2,717 bps reaching 25,9% from negative 1.2% in 4Q21



Adjusted EBITDA & Margin
AR$ Million
Adjusted EBITDA Margin
33.3%
35.8%
31.4%
29.9%
-3.8%
+5.4%
12,497
13,173
45,044
43,345
4Q21
4Q22
FY21
FY22
US$ million
63
91
215
289

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

10

 Bottom line   Financial performance  11

 Net Profit Attributable to Owners   AR$ Million  Net Profit breakdown:  Adjusted EBITDA increased by 5.4% YoY  Total finance gain of Ps. 380 million in 4Q22 compared to a net cost of Ps. 279 million in 4Q21  Foreign exchange loss of Ps. 3,005 million in 4Q22, compared to Ps. 675 million loss in 4Q21  Gain on net monetary position was Ps. 6,119 million in 4Q22 compared to Ps. 715 million in 4Q21  Net Financial expense, stood at Ps. 2,733 million compared to Ps. 318 million YoY, primarily due to the increase of the total debt position  Net Profit Attributable to Owners of the Company in 4Q22 was Ps. 7.3 billion, up from Ps. 5.7 billion in 4Q21. The full year comparison is mainly affected by the financial result generated due to the cancelation of US$ denominated debt with local funds in 3Q22   Finance Gain (Costs), net   AR$ Million  49  2  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.  12  NET PROFIT UP 37% in 4Q22

ROBUST BALANCE SHEET AND STRONG CASH GENERATION

- **Cash position and Investments** of Ps. 4.9 billion and total debt at Ps. 20.8 billion as of end of 4Q22
- **Net Debt** of Ps. 15.9 billion (US$ 90 MM) with a Debt decrease of US$ 44 million in the quarter
- **Net Debt/ LTM Adj. EBITDA ratio** of 0.37x in FY22 compared with -0.12x in FY21
- **In 4Q22, Operating cash generation** reached Ps. 11.3 billion from Ps. 9.7 billion in 4Q21 where the performance of operational results was boosted by a positive effect of working capital. For FY2022, cash generation from operating activities was Ps. 31.4 billions from Ps. 29.3 in FY2021
- **Capital expenditures** of Ps.5.7 billion in 4Q22 and Ps.10.2 billion for FY 2021 , showing a strong reduction after the completion of L'Amalí expansion
- **Share Repurchased in 4Q21** amounted Ps. 0.8 billion and Ps. 1.9 billion for FY2022
- **Dividends in FY2022** amounted Ps. 23.6 billion (US$ 126 million)

Debt Maturity schedule (principal)


Ps.
USD
US$ Million
28
54
1
1
1
56
Cash Position
1Q23
2Q23
3Q23
4Q23
2024

Debt by Currency


US$ 117 MM
US$ 52%
Ps. 48%

Cash Flow Highlights

amounts expressed in millions of pesos	4Q22	4Q21	FY22	FY21
Net cash generated by operating activities	11,250	9,659	31,362	29,316
Net cash used in investing activities	(2,984)	(4,412)	(4,717)	(17,230)
Net cash (used in) generated by financing activities	(7,393)	(4,850)	(24,782)	(17,063)
Cash and cash equivalents at the end of the period	4,911	6,439	4,911	6,439

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

13

2022 Outlook  14

 2022 cement demand set a new record, with LOMA growing in volumes above the industry and also setting a record of EBITDA generation.  For 2023 we foresee growth to continue, although at a smother pace following the trend of the general level of activity.   Amid the political and macroeconomic turbulences of an election year, we remain focused on delivering strong results and we are well positioned to capture future growth.  With the release of our second Sustainability Report, we want to highlight our commitment and share with our stakeholders our goals and aspirations.  15  2023 OUTLOOK

 Financial Tables  16

 Adjusted EBITDA Reconciliation & Margin

 Balance Sheet

 Income Statement

 Statement of Cash Flows